QNB Corp. and The Victory Bancorp, Inc. Announce
Growth-Focused Strategic Combination

QUAKERTOWN, Pa., Sept. 23, 2025 /GlobeNewswire/ -- QNB Corp. ("QNB") (OTCQX: QNBC) and The Victory Bancorp, Inc. ("Victory") (OTCQX: VTYB), Limerick, Pa, today announced they have entered into a definitive agreement under which QNB will acquire Victory in an all-stock transaction valued at approximately $40.97 million in the aggregate based on QNB’s closing stock price of $35.60 as of September 22, 2025, resulting in an implied price per share to holders of Victory Common Stock of approximately $19.58 per share. Under the terms of the definitive agreement, which was unanimously approved by the boards of directors of both companies, upon the completion of the merger, Victory shareholders would receive 0.5500 shares of QNB common stock for each share of Victory common stock they own. Any outstanding Victory options would be converted into options to purchase QNB common stock, subject to the strike price and number of options adjustments described in the definitive agreement. The pro-forma post-merger shareholder ownership split would be approximately 76.4% for QNB and 23.6% for Victory.

Highlights of the Transaction:

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Strategic merger that creates a bank holding company with nearly $2.4 billion in assets and a combined market capitalization of approximately $173 million;
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#1 ranked deposit market share in Montgomery County, Pennsylvania, among banks with less than $5 billion in total assets;
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The combined bank and bank holding company will be headquartered in Quakertown and operate under the QNB Bank brand;
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Both companies have closely aligned leadership cultures dedicated to the success of our customers, communities, employees, and shareholders.

Financial Benefits of the Merger:

The transaction is projected to deliver approximately 16% EPS accretion to QNB’s 2026 estimated EPS and approximately 19% EPS accretion to QNB’s 2027 estimated EPS, inclusive of all merger synergies. The expected tangible book value earn-back period is approximately 3.3 years.

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The transaction is projected to be over 35% accretive to Victory’s projected 2026 EPS. In addition, QNB’s projected annual cash dividend of $1.56 adjusted for the exchange ratio will result in Victory shareholders receiving more than double the Victory current annual cash dividend.

On a pro-forma basis for the year 2027, the combined business is expected to deliver top-tier operating and profitability metrics upon fully phased-in integration plans, including:

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Return on Average Assets of approximately 0.80%
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Return on Average Tangible Common Equity of approximately 13%.

The pro-forma combined company financial metrics are based on estimated combined company cost synergies, anticipated purchase accounting adjustments, and the expected merger closing time horizon.

Governance and Leadership:

QNB’s board of directors will be expanded by two members to 12 directors, consisting of 10 existing directors from QNB and two newly appointed directors from Victory, including Joe Major. Randy Bimes will continue to serve as Chair of the board of directors. Joe Major will serve as Vice Chair of the combined holding company and bank board of directors.

Dave Freeman, President & CEO, of QNB will continue in his role as President & CEO of the combined company.

From Dave Freeman, QNB President & Chief Executive Officer

"This merger marks an important step forward in further building out a leading Pennsylvania franchise that enhances our ability to serve communities, enrich the local banking experience, and deliver outstanding services to our customers. The combination will result in a strong well-diversified bank, positioning us to accelerate growth. The close alignment between our leadership teams and boards will help us surpass customer expectations as we support them in reaching their financial goals. By leveraging the collective expertise and complementary strengths of our management teams, we are confident in our ability to create long-term value for both customers and shareholders. On behalf of the QNB Team, I am pleased to be partnering with Joe Major on this endeavor."

From Jeff Lehocky, QNB Executive Vice President & Chief Financial Officer

"This transaction unlocks many financial and strategic synergies for our two companies. In particular, I’m excited that this brings our bank closer to $2.5 billion in assets (and beyond in short order), increases our market capitalization, and creates greater institutional investor visibility for our story. Both sides have engaged in substantial financial and cultural due diligence, and we feel comfortable with our targeted deal

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metrics. As we execute on and hopefully exceed our objectives over time, we believe that performance should be welcomed by the market and reflected in our stock price over time, benefiting all stakeholders."

From Joe Major, Victory President & Chief Executive Officer

"We are delighted to join forces with QNB, an organization that shares our strategic vision and commitment to excellence. Given the familiarity between our institutions, boards, and management teams, we are confident that our combined teams will harness the strengths of both banks in an effort to deliver lasting value for our customers, shareholders, communities, and employees. We look forward to building upon our well-recognized position in Montgomery County. Beyond just this transaction, this partnership represents an exciting opportunity to build one of the most dynamic and growth-oriented community bank franchises in all of Pennsylvania. I have known Dave and his outstanding team for many years, and look forward to collaborating with them to make this partnership a success."

Timing and Approvals

The transaction is expected to close in the fourth quarter of 2025 or first quarter of 2026, subject to satisfaction of customary closing conditions, including regulatory approvals and approval from both QNB and Victory shareholders. Victory directors have entered into support agreements with QNB pursuant to which they have committed to vote their shares of Victory common stock in favor of the merger. QNB directors have entered into support agreements with Victory pursuant to which they have committed to vote their shares of QNB common stock in favor of the merger. For additional information about the proposed merger, shareholders are encouraged to carefully read the definitive agreement filed with the Securities and Exchange Commission.

Advisors

Performance Trust Capital Partners, LLC acted as financial advisor to QNB and delivered a fairness opinion to the Board of Directors of QNB in connection with the transaction. Stevens & Lee served as legal counsel to QNB. The Kafafian Group, Inc. acted as exclusive financial advisor to Victory and delivered a fairness opinion to the Board of Directors of Victory in connection with the transaction. Kilpatrick Townsend & Stockton LLP served as legal counsel to Victory.

Additional Information About the Merger

In connection with the proposed transaction, QNB will file a registration statement on Form S-4 with the SEC to register the shares of QNB Common Stock to be issued to the shareholders of Victory. The registration statement will include a joint proxy statement/prospectus, which will be sent to the shareholders of QNB and Victory in

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advance of their respective special meeting of shareholders that will be held to consider the proposed merger. EACH OF QNB’S AND VICTORY’S INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT QNB, VICTORY AND THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of these documents (when available) through the website maintained by the SEC at www.sec.gov. These documents may also be obtained, without charge, by directing a request to QNB Corp., P.O. Box 9005, Quakertown, Pennsylvania 18951-9005, Attn: Investor Relations.

QNB and Victory and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of QNB and Victory in connection with the proposed merger. Information about the directors and executive officers of QNB is set forth in the proxy statement for QNB’s 2025 annual meeting of shareholders, as filed with the SEC on Schedule 14A on April 8, 2025. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the joint proxy statement/prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to buy securities nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. This communication is also not a solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise. No offer of securities or solicitation will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward Looking Statements

Certain statements contained in this communication, which are not statements of historical fact, constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, certain plans, expectations, goals, projections and benefits relating to the Merger between QNB and Victory, which are subject to numerous assumptions, risks and uncertainties. Words or phrases such as “anticipate,” “believe,” “aim,” “can,” “conclude,” “continue,” “could,” “estimate,” “expect,” “foresee,” “goal,” “intend,” “may,” “might,” “outlook,” “possible,” “plan,” “predict,” “project,” “potential,” “seek,” “should,” “target,” “will,” “will likely,” “would,” or the negative of these terms or other comparable

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terminology, as well as similar expressions, are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Please refer to QNB’s Annual Report on Form 10-K for the year ended December 31, 2024, as well as its other filings with the SEC for a more detailed discussion of risks, uncertainties and factors that could cause actual results to differ from those discussed in the forward-looking statements.

Forward-looking statements are not historical facts but instead express only management’s beliefs regarding future results or events, many of which, by their nature, are inherently uncertain and outside of the management’s control. It is possible that actual results and outcomes may differ, possibly materially, from the anticipated results or outcomes indicated in these forward-looking statements. In addition to factors disclosed in reports filed by QNB with the SEC, risks and uncertainties for QNB, Victory and the combined company include, but are not limited to: the possibility that any of the anticipated benefits of the proposed merger will not be realized or will not be realized within the expected time period; the risk that integration of Victory operations with those of QNB will be materially delayed or will be more costly or difficult than expected; the parties’ inability to meet expectations regarding the timing, completion and accounting and tax treatments of the merger; the inability to complete the merger due to the failure of the shareholders of either QNB or Victory to adopt the merger agreement; the failure to satisfy other conditions to completion of the merger, including receipt of required regulatory and other approvals; the failure of the proposed transaction to close for any other reason; diversion of management's attention from ongoing business operations and opportunities due to the merger; the challenges of integrating and retaining key employees; the effect of the announcement of the merger on QNB’s, Victory’s or the combined company’s respective customer and employee relationships and operating results; the possibility that the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events; dilution caused by QNB’s issuance of additional shares of QNB Common Stock in connection with the merger; results of operations and financial condition of QNB, Victory and the combined company; and general competitive, economic, political and market conditions and fluctuations. All forward-looking statements included in this communication are made as of the date hereof and are based on information available at that time. Except as required by law, neither QNB nor Victory assumes any obligation to update any forward-looking statement to reflect events or circumstances that occur after the date the forward-looking statements were made.

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